FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of December 2003

HOLMES FINANCING (No 7) PLC
HOLMES FUNDING LIMITED
HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent's
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . .X. . . .

All values are in thousands of pounds sterling unless otherwi se stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements

	Current Period	
	Number	£000's
Brought Forward	357,421	23,838,437
Replenishment	16,043	1,296,504
Repurchased	(6,328)	(494,781)
Redemptions	(8,998)	(708,994)
Losses	(21)	(1)
Capitalised Interest	0	2,306
Other Movements	0	0
Carried Forward	358,117	23,933,471

	Cumulative	
	Number	£000's
Brought Forward	115,191	6,399,214
Replenishment	651,159	46,806,858
Repurchased	(183,186)	(12,942,371)
Redemptions	(224,695)	(16,347,606)
Losses	(352)	(749)
Capitalised Interest	0	18,125
Other Movements	0	0
Carried Forward	358,117	23,933,471

	Period CPR	Annualised CPR	
1 Month	5.03%	78.21%	**(including
3 Month	15.21%	77.57%	redemptions and
12 Month	64.83%	64.83%	repurchases)

** The annualised CPR's are expressed as a percentage of the
 outstanding balance at the end of the period

Asset Profiles

Weighted Average Seasoning	36.21	months
Weighted Average Loan size	£66,831.43	
Weighted Average LTV	75.42%	*** (see below)
Weighted Average Remaining Term	19.63	Years

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 11 November 2003 to 08 December 2003

All values are in thousands of pounds sterling unless otherwise stated

Product Type Analysis	£000's	%
Variable Rate	9,197,633	38.43%
Fixed Rate	4,159,637	17.38%
Tracker Rate	10,576,201	44.19%
	23,933,471	100.00%

As at 08 December 2003 approximately 7% of the loans were flexible loans

Repayment Method Analysis	£000's	%
Endowment	6,526,658	27.27%
Interest Only	2,781,069	11.62%
Repayment	14,625,744	61.11%
	23,933,471	100.00%

As at 08 December 2003 approximately 6% of the loans were self-certified

Loan Purpose Analysis	£000's	%
Purchase	21,178,728	88.49%
Remortgage	2,754,743	11.51%
	23,933,471	100.00%

Mortgage Standard Variable Rate

Effective Date	Rate
01 December 2003	5.75%
01 August 2003	5.54%
01 March 2003	5.79%
01 November 2002	5.94%

Geographic Analysis

Region	Number	£000's	%
East Anglia	14,010	866,417	3.62%
East Midlands	19,031	1,086,823	4.54%
Greater London	60,275	5,223,680	21.83%
North	14,966	730,809	3.05%
North West	40,873	2,132,395	8.91%
Scotland	23,128	1,223,632	5.11%
South East	92,547	7,392,279	30.89%
South West	27,636	1,817,954	7.60%
Wales	17,871	887,215	3.71%
West Midlands	24,527	1,401,989	5.86%
Yorkshire and Humberside	22,378	1,117,237	4.67%
Unknown	875	53,041	0.22%
Total	358,117	23,933,471	100.00%

All values are in thousands of pounds sterling unless otherwi se stated

Original LTV Bands

Range	Number	£000's	%
0.00 - 25.00	7,756	315,720	1.32%
25.01 - 50.00	46,340	2,571,651	10.74%
50.01 - 75.00	107,939	7,749,641	32.38%
75.01 - 80.00	19,613	1,447,173	6.05%
80.01 - 85.00	25,123	1,919,722	8.02%
85.01 - 90.00	52,009	4,009,821	16.75%
90.01 - 95.00	99,337	5,919,743	24.73%
Total	358,117	23,933,471	100.00%

*** The balance is the current outstanding balance on the account
including accrued interest. The LTV is that at origination and
excludes any capitalised high loan to value fees, valuation fees
or booking fees.

Arrears

Band	Number	Principal	Overdue	%
Current	349,634	23,424,679	(3,378)	97.89%
1.00 - 1.99 months	5,012	294,253	2,563	1.23%
2.00 - 2.99 months	1,532	93,487	1,416	0.39%
3.00 - 3.99 months	747	46,433	983	0.19%
4.00 - 4.99 months	398	23,363	650	0.10%
5.00 - 5.99 months	244	14,745	489	0.06%
6.00 -11.99 months	421	25,457	1,217	0.11%
12 months and over	44	2,734	257	0.01%
Properties in Possession	85	3,853	270	0.02%
Total	358,117	23,929,004	4,467	100.00%

Definition of Arrears
This arrears multiplier is calculated as the arrears amount (which is
the difference between the expected monthly repayments and the
amount that has actually been paid, i.e. a total of under and/or
over payments) divided by the monthly amount repayable. It is
recalculated every time the arrears amount changes, i.e. on the
date when a payment is due.

Holmes Financing No 7 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited

For Period 11 November 2003 to 08 December 2003

All values are in thousands of pounds sterling unless otherwi se stated

Movement in Shares of Trust

	Funding	Seller
	£000's	£000's
Balance Brought Forward	13,364,673	10,473,764
Replenishment of Assets	0	1,296,504
Acquisition by Funding	0	0
Distribution of Principal Receipts	0	(1,203,775)
Allocation of Losses	0	(1)
Share of Capitalised Interest	1,293	1,013
Payment Re Capitalised Interest	(1,293)	1,293
Balance Carried Forward	13,364,673	10,568,798
Carried Forward Percentage	55.84093%	44.15907%
Minimum Seller Share	957,336	4.00%

Cash Accumulation Ledger

	£000's	
Brought Forward	695,364	
Additional Amounts Accumulated	0	
Payment of Notes	0	
Carried Forward	695,364	
Target Balance	695,317	payable on 15th January 2004

Liquidity Facilities	Drawn £000's	Undrawn £000's
Holmes Funding	£0	£25,000
Holmes Financing 1	£0	£25,000
Holmes Financing 2	£0	£25,000
Holmes Financing 3	£0	£25,000
Holmes Financing 4	£0	£25,000
Holmes Financing 5	£0	£25,000
Holmes Financing 6	£0	£25,000

Excess Spread

Quarter to 15/10/03	0.4766%
Quarter to 15/07/03	0.4620%
Quarter to 15/04/03	0.6113%
Quarter to 15/01/03	0.5960%

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 11 November 2003 to 08 December 2003

All values are in thousands of pounds sterling unless otherwise stated

Reserve Funds

	First Reserve	Second Reserve
Balance as at 15/10/2003	£238,731,086.30	£56,890,739.99
Required Amount as at 15/10/2003	£350,000,000.00	£153,217,750.00
Percentage of Notes	1.78%	0.42%

Properties in Possession

Stock

	Current Period	
	Number	£000's
Brought Forward	79	3,694
Repossessed in Period	29	2,128
Sold in Period	(23)	(1,699)
Carried Forward	85	4,123

	Cumulative	
	Number	£000's
Repossessed to date	447	23,702
Sold to date	(362)	(19,579)
Carried Forward	85	4,123

Repossession Sales Information

Average time Possession to Sale	80	Days
Average arrears at time of Sale	£3,223	

MIG Claim Status

	Number	£000's
MIG Claims made	177	1,304
MIG Claims outstanding	3	15

Average time claim to payment	35

Trigger Events

There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of £21 billion

Holmes Financing No 7 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 11 November 2003 to 08 December 2003

All values are in thousands of pounds sterling unless otherwise stated

Retired Class A Notes

Date Retired	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7
02Q3	-	703	-	-	352	-	-
02Q4	-	-	-	-	352	-	-
03Q1	-	-	750	-	-	-	-
03Q2	-	-	-	-	-	-	-
03Q3	600	-	-	-	-	481	-
03Q4	-	176	-	191	-	481	-

Outstanding Class A Notes

Expected Redemption	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7
03Q4	-	-	-	-	-	-	-
04Q1	-	176	-	191	-	-	241
04Q2	-	176	-	191	-	-	241
04Q3	-	176	-	191	-	-	-
04Q4	-	-	-	-	698	-	-
05Q1	-	-	750	-	-	-	-
05Q2	-	-	-	-	-	801	-
05Q3	650	-	-	-	-	-	-
05Q4	-	125	-	-	-	-	-
06Q1	-	125	-	-	-	-	803
06Q2	-	125	-	-	-	-	-
06Q3	-	125	500	1,340	-	-	-
06Q4	-	-	-	350	875	-	-
07Q1	-	-	-	-	-	-	161
07Q2	-	-	-	-	-	634	161
07Q3	575	-	-	-	-	-	-
07Q4	-	300	-	-	-	770	-
08Q1	-	-	-	-	-	-	-
08Q2	-	-	-	-	-	500	592
08Q3	-	-	-	-	-	-	-
08Q4	-	-	-	-	-	-	-
09Q1	-	-	-	-	-	-	-
09Q2	-	-	-	-	-	-	-
09Q3	-	-	-	-	-	-	-
09Q4	-	-	-	-	-	-	-
10Q1	-	-	-	-	-	-	-
10Q2	-	-	-	-	-	-	-
10Q3	250	-	-	-	-	-	-
10Q4	-	-	-	-	-	-	-

Holmes Financing No 7 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited

For Period 11 November 2003 to 08 December 2003

All values are in thousands of pounds sterling unless otherwi se stated


Expected Redemption of Class A Notes
Holmes 1
Holmes 2
Holmes 3
Holmes4
Holmes 5
Holmes 6
Holmes 7
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
03Q4
04Q4
05Q4
06Q4
07Q4
08Q4
09Q4
10Q4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 7) PLC

Dated: 22 December, 2003   **By / s / Natalie Weedon**
                                                         (Authorised Signatory)